February 15, 2012

By EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Charles Lee

Re:	Demandware, Inc.
Registration Statement on Form S-1 (File No. 333-175595)
Amendment No. 5 filed February 15, 2012

Ladies and Gentlemen:

On behalf of Demandware, Inc. (the “Company”), submitted herewith for filing is Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1 (File No. 333-175595) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2011.

In further response to Comment No. 1 of the Staff (the “Staff”) of the SEC set forth in the letter, dated November 23, 2011, from Mara L. Ransom of the Staff to Thomas D. Ebling, President and Chief Executive Officer of the Company, the Company has added disclosure to Note 6 to its financial statements (pages F-20 and F-21 of Amendment No. 5) addressing indemnification requests. As disclosed in that Note, the Company is unable to estimate a range of reasonably possible loss at this time in view of the early stage and uncertain outcome of the pending lawsuits to which the Company is not a party and the significant factual issues to be resolved regarding the extent, if any, of the Company’s indemnification obligations. The Company believes the disclosures in the Risk Factors section of the Registration Statement regarding such indemnification requests, together with the additional disclosures in Note 6, adequately convey to investors the risks associated with these matters.

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If you require additional information, please contact me at the telephone number indicated on the first page of this letter, or Clark Petschek of this firm at (212) 937-7334.

Sincerely,

/s/ Mark G. Borden

Mark G. Borden

cc: Thomas D. Ebling, Demandware, Inc.